Exhibit 99.2

Yulong Eco-Materials Limited

(the Company )

(Nasdaq Ticker: YECO)

Form of Proxy for Annual General Meeting of Shareholders of the Company

(or any adjournment of the meeting)

to be held on December 3, 2018

at 11:00 A.M.

Bangkok Local Time

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Form of Proxy is furnished in connection with the Annual General Meeting of Yulong Eco-Materials Limited, a Cayman Islands company (the “ Company” ) to be held on December 3, 2018 at 11:00 am Bangkok Local Time (the “ Meeting” ) at 501 Sita Bldg, 388 Mahasak Road, Bangkok, Thailand, (and at any adjourned or postponed meeting thereof) for the purposes of considering and voting on the resolutions set forth in the accompanying Notice of Annual General Meeting of Shareholders (the “ Meeting Notice” ).

Only the members of the Company as at the close of business on October 31, 2018 (the “ Record Date ”) are entitled to receive notice of and to vote at the Meeting. No business shall be transacted at the Meeting unless a quorum of members is present at the time when the Meeting proceeds to business. At least one third of members present in person or by proxy and entitled to vote shall be a quorum. As a member of the Company, you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at the Meeting. You can only appoint a proxy using the procedures set out in this Proxy Form. A proxy need not be a member of the Company but must attend the Meeting to represent you.

Appointment of a proxy does not preclude you from attending the Meeting and voting in person. If you appoint a proxy and attend the Meeting in person, your proxy appointment will automatically be terminated.

As a member of the Company, you have the right to revoke your proxy appointment at any time before the commencement of the Meeting by filing with the Company a duly signed revocation before the commencement of the Meeting.

If you have recently sold or transferred all of your shares in the Company, please forward this document together with the Meeting Notice as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser.

To be valid, this Form of Proxy must be completed, signed and returned to

Vote Processing, c/o

Millennium Enterprises Limited

387 Park Avenue, 5/fl

New York, NY 10016

as soon as possible so that it is received no later than 48 hours before the time appointed for the Meeting.

Yulong Eco-Materials Limited

(the Company )

(Nasdaq Ticker: YECO)

Form of Proxy for Annual General Meeting of Shareholders of the Company

to be held on December 3, 2018

at 10:00 A.M.

Bangkok Local Time

(or any adjourned or postponed meeting thereof)

BEFORE COMPLETING THIS FORM, PLEASE READ THE EXPLANTORY NOTES BELOW

I/We	of

being a member of the Company hereby appoint the chairman of the meeting (the Chairman ) 1 or [INSERT FULL NAME OF PROXY ] of [ INSERT ADDRESS OF PROXY]

as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of the Company to be held on December 3, 2018 at 10:00 AM Bangkok Local Time (and at any adjournment of the meeting) at the Bangkok, Thailand.

Number of shares owned:

I/We direct my/our proxy to vote on the following resolutions as I/We have indicated below by marking the appropriate box with a “tick”.

	ORDINARY RESOLUTIONS	FOR [2]	AGAINST [2]	ABSTAIN [2]
1.	THAT Mr. Simon Landy be appointed to serve as a director of the Company until the next annual general meeting of the Company or until her successor is duly elected and appointed.
2.	THAT Mr. Daniel Mckinney be re-appointed to serve as Chairman of the Board and director of the Company until the next annual general meeting or until his successor is duly elected and appointed.
3.	THAT Mr. Jeffrey Bergman be appointed to serve as a director of the Company until the next annual general meeting or until his successor is duly elected and appointed.

4.	THAT Mr. William Bossung be appointed to serve as a director the Company until the next annual general meeting of the Company or until his successor is duly elected and appointed.

Dated ______________, 2018	Number of shares: _______________	Signature(s) [3] _________________________

EXPLANATORY NOTES

1 As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these explanatory notes. Appointment of a proxy does not preclude you from attending the annual general meeting and voting in person. If you appoint a proxy and attend the annual general meeting in person, your proxy appointment will automatically be terminated. A proxy need not be a member of the Company but must attend the meeting to represent you. If you wish to appoint a proxy other than the Chairman, strike out the words “ THE CHAIRMAN OF THE ANNUAL GENERAL MEETING ” and insert the name and address of the person you wish to appoint as your proxy in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT .

2 IMPORTANT: TO DIRECT YOUR PROXY HOW TO VOTE ON THE RESOLUTIONS MARK THE APPROPRIATE BOX WITH A “TICK”. IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN” .

3 To appoint a proxy, this proxy form must be completed and signed by you or by your duly appointed attorney in fact or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same. The signed and completed proxy form (and if signed on your behalf by your duly appointed attorney in fact, a notarized certified copy of the power of attorney or other authority) must be mailed back to as soon as possible so that it is received no later than 48 hours before the time appointed for the annual general meeting.

Vote Processing, c/o

Millennium Enterprises Limited

387 Park Avenue South, 5/fl

New York, NY 10016